

September 30, 2010

Via U.S. Mail

David D. Smith
Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

> **Re: Sinclair Broadcast Group, Inc.**
> **Schedule TO-I**
> **Filed by Sinclair Television Group, Inc.**
> **Filed on September 20, 2010**
> **File No. 005-44309**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Terms of the Transaction, page 3

1.   You state that offer conditions may be asserted by the company regardless of the circumstances giving rise to any such condition, including actions or inactions by the company. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise.

2.   You have included language on page i of the Offer to Purchase that would operate to exclude persons resident outside the United States under certain circumstances. Please

provide us with your analysis as to how this is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Item 7. Source and Amount of Funds or Other Consideration, page 5

3.   We note that the offer is unfinanced and subject to a financing condition. Generally, when an offer is not financed, or when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Based on the Form 8-K filed on September 21, 2010, it appears that the financing condition has been satisfied. If correct, please amend the offer materials to disclose this, and advise in your response letter how you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3).

Item 10. Financial Statements, page 6

4.   Although you included financial information in the Schedule TO itself, you do not appear to have disseminated this information to your security holders in the Offer to Purchase that was distributed to them. Given that financial information required by Item 10 has been incorporated by reference into your schedule, your summary financial information, as described in Item 1010(c)(1)-(3) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website.

We are aware that the staff is currently conducting a review of your Form 10-K for the fiscal year ended December 31, 2009. To the extent that this review concludes in a manner that has bearing on your tender offer, we may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (202) 663-8007
Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP